Mail Stop 4561

March 4, 2008

Steven Merrifield
Chief Executive Officer
Ciprico Inc.
7003 West Lake Street, Suite 400
St. Louis Park, MN 55426

      **Re:**    **Ciprico Inc.**
              **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
              **Filed December 27, 2007**
              **Form 10-KSB/A for the Fiscal Year Ended September 30, 2007**
              **Filed December 27, 2007**
              **Form 10-QSB for the Fiscal Quarter Ended December 31, 2007**
              **Filed February 14, 2008**
              **File No. 0-11336**

Dear Mr. Merrifield:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                       Sincerely,

                       Kathleen Collins
                       Accounting Branch Chief